

PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS
FOR THE THIRD QUARTER OF 2013

- **Revenue was $24.0 million for the third quarter, operating income was $13.0 million.**
- **Diluted earnings per share was $0.12 on a GAAP basis and $0.11 on a non-GAAP basis.**
- **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, October 22, 2013 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. GAAP (U.S. Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three and nine months ended September 30, 2013 and 2012 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended September 30,		Non-GAAP Basis For the Three Months Ended September 30,	
	2013	2012	2013	2012
	(unaudited)			
Basic Net Income	$ 1,956	$ 1,263	$ 1,381	$ 872
Basic Earnings Per Share	$ 0.16	$ 0.12	$ 0.11	$ 0.08
Diluted Net Income	$ 7,866	$ 5,562	$ 7,291	$ 5,171
Diluted Earnings Per Share	$ 0.12	$ 0.09	$ 0.11	$ 0.08

	GAAP Basis For the Nine Months Ended September 30,		Non-GAAP Basis For the Nine Months Ended September 30,	
	2013	2012	2013	2012
	(unaudited)			
Basic Net Income	$ 4,391	$ 2,884	$ 3,589	$ 2,528
Basic Earnings Per Share	$ 0.37	$ 0.27	$ 0.30	$ 0.24
Diluted Net Income	$ 20,129	$ 15,594	$ 19,327	$ 15,238
Diluted Earnings Per Share	$ 0.30	$ 0.24	$ 0.29	$ 0.23

The results for the three and nine months ended September 30, 2013 and 2012 include recurring adjustments related to the Company's deferred tax asset generated by the Company's initial public offering and subsequent unit conversions, tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $7.3 million and $0.11, respectively, for the three months ended September 30, 2013, and $5.2 million and $0.08, respectively, for the three months ended September 30, 2012. Non-GAAP diluted net income and non-GAAP diluted net income per share were $19.3 million and $0.29, respectively, for the nine months ended September 30, 2013, and $15.2 million and $0.23, respectively, for the nine months ended September 30, 2012. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management
(unaudited)

($ billions)

	Three Months Ended			Twelve Months Ended	
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Institutional Accounts					
Assets					
Beginning of Period	$ 12.6	$ 12.2	$ 10.9	$ 11.2	$ 10.0
Inflows	*1.2*	*0.1*	*0.3*	*1.8*	*1.3*
Outflows	*(0.5)*	*(0.4)*	*(0.7)*	*(2.1)*	*(2.7)*
Net Flows	0.7	(0.3)	(0.4)	(0.3)	(1.4)
Market Appreciation/ (Depreciation)	1.0	0.7	0.7	3.4	2.6
End of Period	$ 14.3	$ 12.6	$ 11.2	$ 14.3	$ 11.2
Retail Accounts					
Assets					
Beginning of Period Assets	$ 7.7	$ 7.3	$ 2.2	$ 5.6	$ 2.2
Inflows	*0.3*	*0.3*	*3.3*	*1.7*	*3.8*
Outflows	*(0.3)*	*(0.4)*	*(0.3)*	*(1.1)*	*(1.2)*
Net Flows	—	(0.1)	3.0	0.6	2.6
Market Appreciation/ (Depreciation)	0.3	0.5	0.4	1.8	0.8
End of Period	$ 8.0	$ 7.7	$ 5.6	$ 8.0	$ 5.6
Total					
Assets					
Beginning of Period	$ 20.3	$ 19.5	$ 13.1	$ 16.8	$ 12.2
Inflows	1.5	0.4	3.6	3.5	5.1
Outflows	(0.8)	(0.8)	(1.0)	(3.2)	(3.9)
Net Flows	0.7	(0.4)	2.6	0.3	1.2
Market Appreciation/ (Depreciation)	1.3	1.2	1.1	5.2	3.4
End of Period	$ 22.3	$ 20.3	$ 16.8	$ 22.3	$ 16.8

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended					
	September 30, 2013		June 30, 2013		September 30, 2012	
Institutional Accounts	$	19,344	$	17,411	$	15,741
Retail Accounts		4,702		4,721		3,120
Total	$	24,046	$	22,132	$	18,861

	Nine Months Ended			
	September 30, 2013		September 30, 2012	
Institutional Accounts	$	53,295	$	49,110
Retail Accounts		13,725		7,858
Total	$	67,020	$	56,968

Revenue was $24.0 million for the third quarter of 2013, an increase of 8.6% from $22.1 million for the second quarter of 2013, and an increase of 27.5% from $18.9 million for the third quarter of 2012.

Average assets under management for the third quarter of 2013 was $21.4 billion, an increase of 6.5% from $20.1 billion for the second quarter of 2013 and an increase of 44.6% from $14.8 billion for the third quarter of 2012. The increase from the second quarter of 2013 and from the third quarter of 2012 was due to market appreciation and net inflows.

The weighted average fee rate was 0.450% for the third quarter of 2013, increasing from 0.441% for the second quarter of 2013, and decreasing from 0.508% for the third quarter of 2012. The increase from the second quarter of 2013 was primarily due to performance fees recognized during the third quarter of 2013. The decrease from the third quarter of 2012 reflects the increase in average assets under management primarily associated with the large inflow representing the Company's assignment to manage 28% of the Vanguard Windsor Fund as of the beginning of August 2012.

The weighted average fee rate for institutional accounts was 0.575% for the third quarter of 2013, increasing from 0.556% for the second quarter of 2013, and remaining flat from 0.575% for the third quarter of 2012. The increase from the second quarter of 2013 was primarily due to performance fees recognized during the third quarter of 2013. The flat year-over-year rate reflects performance fees recognized during the third quarter of 2013 offset by the addition of assets in certain of our expanded value products and substantial relationships that generally carry lower fee rates along with the reduction of fee rates for certain of our large relationships.

The weighted average fee rate for retail accounts was 0.238% for the third quarter of 2013, decreasing from 0.250% for the second quarter of 2013, and from 0.321% for the third quarter of 2012. The decrease from the second quarter of 2013 is primarily due to the full period impact of the reduction of fee rates on certain of our large relationships during the second quarter of 2013. The decrease from the third quarter of 2012 was primarily due to the increase in average assets during 2013. Our tiered fee schedules typically charge lower rates as account size increases. The decrease from the third quarter of 2012 also reflects the impact of the Vanguard assignment and the impact of fee reductions.

Total operating expenses were $11.1 million in the third quarter of 2013, increasing from $10.9 million in the second quarter of 2013 and increasing from $9.5 million for the third quarter of 2012. The increase from the second quarter of 2013 represents increases in the Company's discretionary bonus accrual. The increase from the third quarter of 2012 reflects an increase in salary and headcount, our discretionary bonus accrual, as well as the amortization of previously issued awards recognized in compensation and benefits expense during 2013. The increase in operating expense from the third quarter of 2012 also reflects an increase in business activities recognized in general and administration expense during 2013. Details of operating expenses are shown below:

Operating Expenses (unaudited)
($ thousands)

	Three Months Ended					
	September 30, 2013		June 30, 2013		September 30, 2012	
Compensation and Benefits Expense	$	9,100	$	8,914	$	7,689
General and Administrative Expense		1,995		1,943		1,764
Operating Expenses	$	11,095	$	10,857	$	9,453

	Nine Months Ended			
	September 30, 2013		September 30, 2012	
Compensation and Benefits Expense	$	27,622	$	23,874
General and Administrative Expense		5,747		5,383
Operating Expenses	$	33,369	$	29,257

As of September 30, 2013, employee headcount was 71, up from 70 at June 30, 2013 and from 68 at September 30, 2012.

The operating margin was 53.9% for the third quarter of 2013, compared to 50.9% for the second quarter of 2013, and 49.9% for the third quarter of 2012.

Other (expense)/ income was an expense of $2.7 million for the third quarter of 2013, income of $0.3 million for the second quarter of 2013, and an expense of $1.2 million for the third quarter of 2012. Other (expense)/ income includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. For the third quarter of 2013, other (expense)/ income also includes an expense of $3.3 million associated with an increase in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated expenses of $0.2 million and $1.7 million in the second quarter of 2013 and the third quarter of 2012, respectively. Details of other (expense)/ income, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other (Expense)/ Income (unaudited)

($ thousands)

	Three Months Ended		
	September 30, 2013	June 30, 2013	September 30, 2012
Net Interest and Dividend Income	$ 82	$ 114	$ 94
Net Realized and Unrealized Gain from Investments	498	414	395
Change in Liability to Selling and Converting Shareholders[1]	(3,257)	(229)	(1,684)
Other (Expense)	(71)	(48)	(44)
GAAP Other (Expense)/ Income	(2,748)	251	(1,239)
Change in Liability to Selling and Converting Shareholders[1]	3,257	229	1,684
Outside Interests of Investment Partnerships[2]	(211)	(311)	(210)
Non-GAAP Other Income, Net of Outside Interests	$ 298	$ 169	$ 235

	Nine Months Ended	
	September 30, 2013	September 30, 2012
Net Interest and Dividend Income	$ 252	$ 221
Net Realized and Unrealized Gain from Investments	1,763	1,061
Change in Liability to Selling and Converting Shareholders[1]	(4,525)	(2,342)
Other (Expense)	(159)	(11)
GAAP Other (Expense)/ Income	(2,669)	(1,071)
Change in Liability to Selling and Converting Shareholders[1]	4,525	2,342
Outside Interests of Investment Partnerships[2]	(930)	(563)
Non-GAAP Other Income, Net of Outside Interests	$ 926	$ 708

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $2.1 million income tax benefit for the third quarter of 2013, a $1.2 million income tax expense for the second quarter of 2013, and a $0.8 million income tax benefit for the third quarter of 2012. Third quarter of 2013 income taxes included a $3.8 million income tax benefit associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated $0.6 million and $2.1 million in income tax benefit in the second quarter of 2013 and third quarter of 2012, respectively. The Company also recognized a $0.3 million income tax expense during the second quarter 2013 representing the net impact of the change in the Company's deferred tax asset and valuation allowance assessed against the deferred tax asset associated with a change in the Company's effective tax rate. Details of the income tax (benefit)/ expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/Expense (unaudited)

($ thousands)

	Three Months Ended		
	September 30, 2013	June 30, 2013	September 30, 2012
Corporate Income Tax Expense	$ 985	$ 834	$ 654
Unincorporated Business Tax Expense	763	670	594
Non-GAAP Income Tax Expense	1,748	1,504	1,248
Change in Valuation Allowance[2]	(3,832)	(556)	(2,075)
Net Adjustment to Deferred Tax Asset[3]	—	286	—
GAAP Income Tax (Benefit)/Expense	$ (2,084)	$ 1,234	$ (827)

	Nine Months Ended	
	September 30, 2013	September 30, 2012
Corporate Income Tax Expense	$ 2,552	$ 1,873
Unincorporated Business Tax Expense[1]	1,487	1,778
Non-GAAP Income Tax Expense	4,039	3,651
Change in Valuation Allowance[2]	(5,613)	(2,698)
Net Adjustment to Deferred Tax Asset[3]	286	—
GAAP Income Tax (Benefit)/Expense	$ (1,288)	$ 953

1 Includes a $0.6 million tax benefit recognized in the first quarter of 2013 associated with the amendment of prior year tax returns to change the methodology for state and local receipts.

2 Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

3 Reflects the net impact of the change in the Company's deferred tax asset and valuation allowance assessed against the deferred tax asset associated with a change in the Company's effective tax rate.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

<u>Non-Controlling Interests (unaudited)</u>

($ thousands)

		Three Months Ended				
	September 30, 2013		June 30, 2013		September 30, 2012	
Operating Company Allocation	$	10,120	$	8,715	$	7,523
Outside Interests of Investment Partnerships[1]		211		311		210
GAAP Net Income Attributable to Non-Controlling Interests	$	10,331	$	9,026	$	7,733

		Nine Months Ended		
	September 30, 2013		September 30, 2012	
Operating Company Allocation	$	26,949	$	22,240
Outside Interests of Investment Partnerships[1]		930		563
GAAP Net Income Attributable to Non-Controlling Interests	$	27,879	$	22,803

1 Represents the non-controlling interest allocation of the income/(loss) of the Company's consolidated investment partnerships to its external investors.

On October 15, 2013, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on October 22, 2013. The following dates apply to the dividend:

Record Date: November 14, 2013

Payment Date: November 29, 2013

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.25 per share of its Class A common stock.

Third Quarter 2013 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, October 23, 2013. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 877-280-4955; international callers should dial 857-244-7312. The conference ID number is 11426501.

Replay: The conference call will be available for replay through November 10, 2013, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 12, 2013 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-355-1600 or bachman@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of		
	September 30, 2013		December 31, 2012
	(unaudited)		
ASSETS			
Cash and Cash Equivalents	$ 34,962	$	32,645
Restricted Cash	1,031		1,030
Due from Broker	232		22
Advisory Fees Receivable	19,900		14,626
Investments, at Fair Value	7,237		5,170
Prepaid Expenses and Other Assets	1,449		719
Deferred Tax Asset, Net of Valuation Allowance of $54,354 and $59,917, respectively	13,254		9,688
Property and Equipment, Net of Accumulated Depreciation of $2,798 and $2,695, respectively	829		779
TOTAL ASSETS	$ 78,894	$	64,679
LIABILITIES AND EQUITY			
Liabilities:			
Accounts Payable and Accrued Expenses	$ 14,577	$	4,305
Due to Broker	64		23
Liability to Selling and Converting Shareholders	12,859		9,656
Lease Liability	884		1,203
Deferred Compensation Liability	1,649		1,327
Other Liabilities	135		199
TOTAL LIABILITIES	30,168		16,713
Equity:			
Total Pzena Investment Management, Inc.'s Equity	15,246		14,569
Non-Controlling Interests	33,480		33,397
TOTAL EQUITY	48,726		47,966
TOTAL LIABILITIES AND EQUITY	$ 78,894	$	64,679

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
REVENUE	$ 24,046	$ 18,861	$ 67,020	$ 56,968
EXPENSES				
Compensation and Benefits Expense	9,100	7,689	27,622	23,874
General and Administrative Expense	1,995	1,764	5,747	5,383
TOTAL OPERATING EXPENSES	11,095	9,453	33,369	29,257
Operating Income	12,951	9,408	33,651	27,711
Other (Expense)	(2,748)	(1,239)	(2,669)	(1,071)
Income Before Taxes	10,203	8,169	30,982	26,640
Income Tax (Benefit)/ Expense	(2,084)	(827)	(1,288)	953
Consolidated Net Income	12,287	8,996	32,270	25,687
Less: Net Income Attributable to Non-Controlling Interests	10,331	7,733	27,879	22,803
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,956	$ 1,263	$ 4,391	$ 2,884
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,956	$ 1,263	$ 4,391	$ 2,884
Basic Earnings per Share	$ 0.16	$ 0.12	$ 0.37	$ 0.27
Basic Weighted Average Shares Outstanding	12,209,978	10,780,603	11,934,142	10,640,878
Net Income for Diluted Earnings per Share	$ 7,866	$ 5,562	$ 20,129	$ 15,594
Diluted Earnings per Share	$ 0.12	$ 0.09	$ 0.30	$ 0.24
Diluted Weighted Average Shares Outstanding	66,714,033	65,404,610	66,610,381	65,382,457

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended September 30,		Non-GAAP Basis Nine Months Ended September 30,	
	2013	2012	2013	2012
REVENUE	$ 24,046	$ 18,861	$ 67,020	$ 56,968
EXPENSES				
Compensation and Benefits Expense	9,100	7,689	27,622	23,874
General and Administrative Expense	1,995	1,764	5,747	5,383
TOTAL OPERATING EXPENSES	11,095	9,453	33,369	29,257
Operating Income	12,951	9,408	33,651	27,711
Other Income, Net of Outside Interests	298	235	926	708
Income Before Taxes and Operating Company Allocation	13,249	9,643	34,577	28,419
Unincorporated Business Tax Expense	763	594	1,487	1,778
Allocable Income	12,486	9,049	33,090	26,641
Operating Company Allocation	10,120	7,523	26,949	22,240
Income Before Corporate Income Taxes	2,366	1,526	6,141	4,401
Corporate Income Tax Expense	985	654	2,552	1,873
Non-GAAP Net Income	$ 1,381	$ 872	$ 3,589	$ 2,528
Tax Receivable Agreement Income/ (Expense), Net of Taxes	575	391	802	356
GAAP Net Income	$ 1,956	$ 1,263	$ 4,391	$ 2,884
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,381	$ 872	$ 3,589	$ 2,528
Basic Earnings per Share	$ 0.11	$ 0.08	$ 0.30	$ 0.24
Basic Weighted Average Shares Outstanding	12,209,978	10,780,603	11,934,142	10,640,878
Net Income for Diluted Earnings per Share	$ 7,291	$ 5,171	$ 19,327	$ 15,238
Diluted Earnings per Share	$ 0.11	$ 0.08	$ 0.29	$ 0.23
Diluted Weighted Average Shares Outstanding	66,714,033	65,404,610	66,610,381	65,382,457